UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 9)1

TALON INTERNATIONAL, INC.
(Name of Issuer) COMMON STOCK, $.001 PAR VALUE
(Title Class of Securities) 87484F108
(CUSIP Number) DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
☒           Rule 13d-1(c)
Rule 13d-1(d)

CUSIP No. 87484F108		13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Dyne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,117,334 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,117,334 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (2)
12	TYPE OF REPORTING PERSON* IN
(1)
Includes 281,667 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days.  Also includes 176,600 shares held by a limited liability company of which the Reporting Person is the manager and a member.

(2)
Based on a total of 20,291,433 shares of the Issuer’s common stock issued and outstanding on November 11, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2010, as amended by the Issuer’s Quarterly Report on Form 10-Q/A filed on November 17, 2010.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a).	Name of Issuer:

Talon International, Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

21900 Burbank Blvd., Suite 270
           Woodland Hills, California  91367

Item 2(a).            Name of Person Filing:

Mark Dyne

Item 2(b).            Address of Principal Business Office or, if None, Residence:

c/o Europlay Capital Advisors, LLC
15260 Ventura Blvd., 20th Floor
Sherman Oaks, CA 91403

Item 2(c).            Citizenship:

Republic of South Africa

Item 2(d).            Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).            CUSIP Number:

87484F108

Item 3.                  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
Whether the Person Filing is a:

Not Applicable

(a)           [   ]         Broker or Dealer registered under Section 15 of the Exchange Act.

(b)           [   ]         Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)           [   ]         Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)           [   ]         Investment Company registered under Section 8 of the Investment Company Act.

(e)           [   ]         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)           [   ]         An employee benefit plan or endowment fund in accordance with 13d-(b)(1)(ii)(F).

(g)           [   ]         A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)           [   ]         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)           [   ]          A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)           [   ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.                 Ownership.

Included in rows 5 through 9 and 11 on page 2.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security
 Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.                 Identification and Classification of Members of the Group.

Not Applicable

Item 9.                 Notice of Dissolution of Group.

Not Applicable

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
(Date)

/s/ Mark Dyne
(Signature)

MARK DYNE
(Name/Title)